Peace Arch CEO Gary Howsam Placed On Administrative Leave

Co-Chairman Jeff Sagansky Takes On Additional Role as Interim CEO

Toronto – November 6, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) -  The Board of Directors of Peace Arch Entertainment (AMEX:PAE-News) (TSX:PAE-News) announced today that Chief Executive Officer Gary Howsam has been placed on administrative leave following his arrest yesterday in connection with a U.S. federal investigation into certain transactions between Comerica Bank and Mr. Howsam prior to his joining Peace Arch in 2003. Peace Arch is not a party to the investigation.

Peace Arch Entertainment Co-Chairman Jeff Sagansky has taken on the additional role of interim CEO.

Contact:

Nicole Spracklin

Peace Arch Entertainment Group Inc.

(416) 783-8383 x 237